SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                              FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

                               or

[   ]     Transition Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission File Number:  0-11204

                         Ameriserv Financial
             Non-Collectively Bargained 401(k) Plan
                      (Full title of the plan)

                    Ameriserv Financial, Inc.
                    Main and Franklin Streets
                      Johnstown, PA  15901
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

             Registrant's telephone number, including
                    area code:  (814) 533-5300

     Notices and communications from the Securities and Exchange
     Commission relative to this report should be forwarded to:

                    Ameriserv Financial, Inc.
                    Main and Franklin Streets
                       Johnstown, PA  15901

                    Attention:  Nicholas E. Debias, Jr.

                         With a copy to:

                     Wesley R. Kelso, Esquire
                          Stevens & Lee
                         25 North Queen Street
                          Suite 602
                    Lancaster, PA  17603



Item 1.     Financial Statements and Exhibits

            a.  Financial Statements

                1.  Report of Barnes, Saly & Company, LLP.

                2. Audited Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000.

                3.  Audited Statements of Changes in Net Assets
                    Available for Benefits for each of the years in the three year period ended December 31, 2001.

                4.  Notes to Financial Statements.

            b.  Exhibits

                1.  Consent of Barnes, Saly & Company, LLP.



    AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN

                        FINANCIAL REPORT

                            CONTENTS

                                                        Page

INDEPENDENT AUDITOR's REPORT . . . . . . . . . . . . . .  1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits -
    December 31, 2001 and 2000 . . . . . . . . . . . . .  2

  Statements of changes in net assets available for
    benefits - years ended December 31, 2001, 2000
    and 1999 . . . . . . . . . . . . . . . . . . . . . .  3

Notes to financial statements . . . . . . . . . . . . .4-10

SUPPLEMENTARY INFORMATION

  Assets held for investment - December 31, 2001. . . .  11
  Assets held for investment - December 31, 2000. . . .  12



                  INDEPENDENT AUDITOR'S REPORT

Board of Trustees and Participants
Ameriserv Financial Non-Collectively Bargained 401 (k) Plan
Johnstown, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Ameriserv Financial Non-Collectively Bargained 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ameriserv Financial Non-Collectively Bargained 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Our audits were made for the purpose of forming an opinion on the financial statements, taken as a whole. The supplemental schedules of assets held for investment as of December 31, 2001 and 2000, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Barnes, Saly & Company, LLP
Johnstown, Pennsylvania
May 16,2002



                   AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                  December 31, 2001 and 2000

Participant Directed
                                                        ------------------------------------
                                                                2001               2000
                                                                ----               ----
Assets
  Investments at fair value (Notes 1, 2 and 3):
    Investments in securities of participating
     employers (Note 4)
Ameriserv Financial, Inc. common stock
        (formerly USBANCORP, Inc.)                           $   160,224          $   119,081

    Investments in securities of unaffiliated
         issuers and others
      Shares of registered investment companies                2,942,903            2,775,683
      Three Rivers Bancorp, Inc. common stock (Note 4)            99,775               78,334
    Notes Receivable                                              48,522               56,486
    Money Market                                                 103,605               74,513
                                                             -----------          -----------
                                                             $ 3,335,029          $ 3,104,097
                                                             -----------          -----------

  Receivables:
    Accrued investment income                                $    15,603          $    24,933
    Participants' contribution                                    15,742               16,867
                                                             -----------          -----------
                                                             $    31,345          $    41,800
                                                             -----------          -----------

Cash                                                         $        12          $         0
                                                             -----------          -----------

          Total assets                                       $ 3,386,386          $ 3,145,897
                                                             -----------          -----------

Liabilities
  Overdraft                                                  $         0          $       134
                                                             -----------          -----------

          Net assets available for benefits                  $ 3,386,386          $ 3,145,763
                                                             ===========          ===========


See Notes to Financial Statements.



   AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           Years Ended December 31, 2001, 2000 and 1999

                                                               Participant Directed
                                              ----------------------------------------------
                                                      2001             2000          1999
                                                ------------      -----------    -----------
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) in fair value
    of investments (Notes 3 and 4)             $  (157,123)     $  (283,230)    $   (74,726)
  Interest                                           9,193           11,182           8,539
  Dividends (Note 4)                               115,661          193,246         209,698
                                               -----------      -----------     -----------
                                               $   (32,269)     $   (78,802)    $   143,511
                                               ------------     -----------     -----------

Contributions:
  Participants' (Note 7)                       $   408,617      $   417,332     $   231,324
                                               -----------      -----------     -----------

       Total additions                         $   376,348      $   338,530     $   374,835

Deductions from net assets attributed to:
  Benefits paid to participants                    135,725          328,060         262,178
                                               -----------      -----------     -----------

       Net increase                            $   240,623      $    10,470     $   112,657
                                               -----------      -----------     -----------

Net assets available for benefits
Beginning of year                                3,145,763        3,135,293       3,022,636
                                               -----------      -----------     -----------

       End of year                             $ 3,386,386      $ 3,145,763     $ 3,135,293
                                               ===========      ===========     ===========

See Notes to Financial Statements.



   AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(K) PLAN

                 NOTES TO FINANCIAL STATEMENTS
                        December 31, 2001

Note 1:  Plan Description

The following description of Ameriserv Financial Non-Collectively Bargained 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan name was changed during 2001 from U S National Bank Noncollectively-Bargained Employees 401(k) Plan.

         General:
           The Plan is a defined contribution plan covering all management level employees of Ameriserv Financial, Inc. (formerly USBANCORP, Inc.) which is a financial holding company and Ameriserv Financial Bank (the
           Bank) (formerly U.S. Bank) which is a wholly-owned subsidiary as well as the management level employees of Ameriserv Mortgage Company (formerly U.S. Bank Mortgage Company), Ameriserv Associates, Inc. (formerly UBAN Associates) and Ameriserv Financial Services (formerly USNB Financial Services), all related companies. Employees become eligible to participate in the Plan the earlier of January 1st or July 1st following the completion of twelve-consecutive months of service with at least 1000 hours of service and the attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is not covered by the Pension Benefit Guaranty Corporation.

         Contributions:
           Effective January 1, 2000 the participants were permitted to make elective deferrals in any amount from one (1) to ten (10) percent of their compensation. Previously the maximum contribution percentage was four (4) percent. Participants shall be permitted to amend their salary savings agreements to change the contribution percentage on January 1st and July 1st each year. The Plan does not provide for any employer contributions. The employee salary deferrals are exempt from federal income tax until withdrawn from the Plan. Participant Accounts:
           Each participant account is credited with an allocation of the plan earnings. A participant's share of investment earnings and any increase or decrease in the fair market value of the Fund, is based on the proportionate value of all active accounts (other than accounts with segregated investments) as of the last valuation date, less withdrawals since the last valuation date. Contributions will be credited with an allocation of the actual investment earnings and gains and losses from the actual deposit of each contribution until the end of the plan year.

         Vesting:
           Participants are immediately vested in their voluntary contributions including rollover and transfer contributions plus actual earnings thereon.

         Investment Options:
           Upon enrollment in the Plan, a participant must direct their salary deferral contributions in 5 percent increments in one or more of the twenty two mutual funds, a money market fund and Ameriserv Financial, Inc. common stock (see Note 4 for related party details). Although certain participants received shares of Three Rivers Bancorp, Inc. common stock as a result of the spin-off (see Note 4), such is not an investment option for additional purchase. The diversified mutual fund investment options include bond and government securities funds and various U.S. and foreign stock funds. Participants may change their investment options any time throughout the year via phone access to Ameriserv Trust and Financial Services Company.

           The Plan also includes participants notes.
           Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 8.74 percent to 13.99 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

           Certain participants have received shares of Three Rivers Bancorp, Inc. common stock as a result of a spin-off. This bank stock is not an investment option for additional purchases. See note 4 for further details.

         Payment of Benefits:
           On termination of service, a participant with an account may elect to receive a lump-sum amount equal to the value of his or her account. The Plan also provides for normal retirement benefits to be paid in the form of a Qualified Joint and Survivor Annuity upon reaching age 65 and has provisions for deferred, death, disability retirement benefits and hardship withdrawals.

         Administrative Expenses:
           Certain administrative functions are performed by officers or employees of the Company and Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company and Bank.

Note 2:  Significant Accounting Policies

         Basis of Accounting:
           The financial statements of the Plan are prepared under the accrual method of accounting.

         Investment Valuation and Income Recognition:
           The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of shares held by the Plan at year-end. The Ameriserv Financial, Inc. (Company) common stock and Three Rivers Bancorp, Inc. common stock are valued at quoted market price. Participant notes receivable are valued at cost which approximates fair value.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Estimates:
           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

         Payment of Benefits:
           Benefits are recorded when paid.

Note 3:  Investments

         The Plan's investments are participant directed.
         The following presents investments that represent
         5 percent or more of the Plan's net assets.

                                                         December 31,
                                                      2001          2000
            Fidelity Low-Priced Stock, 13,587
              and 11,053 shares, respectively      $  372,542   $  255,538
            Vanguard Institutional Index,
              2,881 shares and 2,188 shares           302,181      264,081
            Fidelity Puritan, 37,208 and 35,924
              shares, respectively                    657,474      676,448
            Fidelity Magellan, 8,304 and 8,787
              shares, respectively                    865,487    1,048,328

Note 3:  Investments (Continued)

         During 2001, 2000 and 1999, all of the Plan's investments (including investments bought, sold and held during each year) appreciated (depreciated) in value by $(157,123), $(283,230) and $(74,726)
         respectively, as follows:

                                                               2001          2000         1999
                                                               ----          ----         ----
                 Mutual Funds                              $ (210,456)   $ (203,118)  $ 119,321
                 Three Rivers, Bancorp, Inc. common stock      40,092       (31,106)        -0-
                 Ameriserv Financial, Inc. common stock        13,241       (49,006)   (194,047)
                                                           ----------    ----------   ---------
                                                           $ (157,123)   $ (283,230)  $ (74,726)
                                                           ==========    ==========    =========


Note 4:  Related Party Transactions

         Investment Activity:
           As explained in Note 1, one of the Plan's investment options is Ameriserv Financial, Inc. common stock.
           Ameriserv Financial, Inc. is the holding company of Ameriserv Financial Bank in Johnstown (the
           "Employer").

         The following is a summary of the investment activity of Ameriserv Financial, Inc. common stock:

                                                                       2001          2000
                                                                       ----          ----
                Market value at year end                             $ 160,224      $ 119,081
                Number of shares held at year end                       33,380         28,019
                Original cost at year end                            $ 178,779      $ 156,031

                Purchase Price of shares in current year             $  63,838      $  65,368
                Number of shares purchased in current year              12,982         13,300

                Sale price of shares in current year                 $  35,936      $  59,344
                Number of shares sold in current year                    7,621          9,033
                Realized gain (loss) on sales in current year        $   3,546      $  (6,849)
                Unrealized appreciation (depreciation) during year   $   9,695      $ (42,157)
                Dividend income                                      $  11,814      $  10,389
                Accrued dividends at year end                        $   3,188      $   2,481

           The above include the following USBANCORP, Inc.
           common stock transactions that occurred in kind during the year ended December 31, 2000:

           Shares received in rollover contribution    2,264
           Fair value of shares received in kind    $  8,264
           Shares distributed in kind                  6,729
           Fair value of shares distributed in kind $ 39,121

         Spin-Off:
           On April 1, 2000 USBANCORP, Inc. successfully completed the spin-off of its Three Rivers Bank subsidiary. Shareholders received one share of the new Three Rivers Bancorp, Inc. common stock for every two shares of USBANCORP common stock. At that time Three Rivers Bank and Three Rivers Bancorp, Inc. became separate from USBANCORP, Inc. and are therefore not related parties. The spin-off of Three Rivers Bank resulted in the follow:


           USBANCORP, Inc common stock basis
             allocated to Three Rivers Bancorp,
             Inc. common stock                       $128,824
           Number of Three Rivers Bancorp,
             Inc. common stock shares received         11,914

         Plan's Trustee:
           The Plan's investments are held by a bank-administered trust fund which is an affiliate of the Plan sponsor. Ameriserv Trust and Financial Services Company has the authority to purchase and sell investments in accordance with participant direction. The cash account is used by the Ameriserv Trust and Financial Services Company to temporarily house uninvested monies.

Note 5:  Income Tax Status

           The Plan adopted a standardized form of a prototype plan. The prototype plan received an opinion letter dated November 1, 2001 from the Internal Revenue Service as to the prototype plan's qualified status. The Plan Administrator plans to submit an application for determination for its adoption of such prototype plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

Note 6:  Plan Termination

         Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA.

Note 7:  Rollovers

         The following participant rollovers occurred as a result of employees transferring amounts from other qualified plans. The rollovers are included in the applicable years employee contributions:

                   2001                 $  23,917
                   2000                    40,993
                   1999                     4,375

Note 8:  Reconciliation of Differences Between These Financial
           Statements and the Financial Information Required on
           Form 5500


                                             2001             2000             1999
                                             ----             ----             ----
Net assets available for benefits
  as presented in these financial
  statements                             $ 3,386,386      $ 3,145,763       $ 3,135,293
Benefits payable to participants                   0           24,574            31,205
                                         -----------      -----------       -----------
Net assets available for benefits
  as presented on Form 5500              $ 3,386,386      $ 3,121,189       $ 3,104,088
                                         ===========      ===========       ===========

Net increase in net assets available
  for benefits as presented in these
  financial statements                   $   240,623      $     10,470      $   112,657
(Increase) decrease in benefits
  payable from previous year	                  24,574             6,631         (26,621)
Net increase in net assets available
for benefits as presented on Form 5500   $   265,197      $     17,101      $   86,036

Note 9:  Benefits Payable

Benefits payable to persons who have withdrawn from participation in the earnings and operations of the Plan in the amounts of $ - 0 -, $24,574 and $31,205 at December 31, 2001,
2000 and 1999, respectively are included in net assets available for benefits.

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Note 10:  Amendments

Effective January 1, 2000, the Plan was amended to increase the maximum elective deferrals to 10% from the previous 4%. The Plan administrator does not consider the changes to be of a nature requiring Internal Revenue Service approval therefore a letter of determination was not processed.

Note 11:  Reclassifications

Effective for plan years ending after December 15, 1999 Statement of Position (SOP) 99-3 states participant directed programs are no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements. The Plan has adopted SOP 99-3 effective for the year ended December 31, 1999, therefore a reclassification of comparative amounts in the financial statements was required.

Due to the number of investment options for registered investment companies the "Statements of Net Assets Available for Benefits" indicates a combined total as opposed to the year 2000 statement which separately stated each registered investment company.

There was no effect on the net assets available for benefits as a result of these items.



     AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN
                    ASSETS HELD FOR INVESTMENT
                        December 31, 2001

Investment Type/
  Shares Held       Description                                   Cost       Fair Value
----------------    -----------                                   ----       ----------
Common stock:
 33,380 shares      Ameriserv Financial, Inc. common stock*   $  178,779    $  160,224
  7,982 shares      Three Rivers Bancorp, Inc.                    82,978        99,775
                                                              ----------    ----------
                      Total Common Stocks                     $  261,757    $  259,999

Mutual Funds:
  1,411 shares      Clipper                                   $  115,134    $  117,862
 13,587 shares      Fidelity Low-Priced Stock                    307,164       372,542
  8,304 shares      Fidelity Magellan                            841,612       865,487
 37,208 shares      Fidelity Puritan                             650,721       657,474
    451 shares      Franklin Biotechnology Discovery              31,202        26,181
  4,690 shares      Franklin Mutual Beacon                        66,470        61,199
    126 shares      Goldman Sachs Global Income                    1,834         1,809
     60 shares      Goldman Sachs Research Select List               411           422
    110 shares      Invesco Financial Services                     3,253         3,007
    347 shares      Legg Mason Value Trust                        18,650        17,377
  1,085 shares      Northern Technology                           24,470        13,527
  5,072 shares      Pimco Total Return                            53,767        53,051
  2,139 shares      T. Rowe Price Equity Income                   52,432        50,596
  5,832 shares      Templeton Foreign                             57,716        53,944
  6,242 shares      Tweedy, Browne Global Value                  126,604       115,658
  3,898 shares      Vanguard GNMA                                 40,520        40,433
     85 shares      Vanguard Health Care                          10,215         9,984
  2,881 shares      Vanguard Institutional Index                 338,696       302,181
 10,163 shares      Vanguard Short-Term Federal                  105,481       106,509
    200 shares      Vanguard Total Bond Market Index               2,050         2,032
    524 shares      Vanguard US Growth                            41,227        25,571
  1,198 shares      White Oak Growth Stock                        72,210        46,057
                                                              ----------    ----------
                      Total Mutual Funds                      $2,961,839    $2,942,903
                                                              ----------    ----------

Money Market Fund:
103,605 shares      Goldman Sachs Financial Square Prime
                      Obligations                             $  103,605    $  103,605
                                                              ----------    ----------

Notes Receivable    Participant loans, interest rates of
                      8.74 to 13.99%, Maturity of 1 to 5
                      years, payable in semi-monthly
                      payments withheld from participants
                      payroll                                 $   48,522    $   48,522
                                                              ----------    ----------

                    Total Assets Held for Investment          $3,375,723    $3,355,029
                                                              ==========    ==========

*Represents a party in interest.

See Notes to Financial Statements.




     AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN
                    ASSETS HELD FOR INVESTMENT
                         December 31, 2000

Investment Type/
    Shares Held      Description                                        Cost          Fair Value
----------------     -----------                                        ----          ----------
Common stock:
  28,019 shares      USBANCORP, Inc. *                               $  156,031       $  119,081
   9,495 shares      Three Rivers Bancorp, Inc.                          98,619           78,334
                                                                     ----------       ----------
                         Total Common Stocks                         $  254,650       $  197,415
                                                                     ----------       ----------

Mutual Funds:
   8,613 shares      SEI Short Duration Government                   $   85,536       $   86,907
   1,596 shares      Federated Income Trust                              16,203           16,292
   2,258 shares      Columbia Fixed Income Securities                    29,484           29,283
       7 shares      Goldman Sachs Global Income                            101               99
  11,053 shares      Fidelity Low-Priced Stock                          241,239          255,538
   2,188 shares      Vanguard Institutional Index                       264,945          264,081
   3,064 shares      Vanguard Windsor II                                 88,014           83,348
   2,047 shares      Franklin Mutual Beacon                              28,860           27,383
  35,924 shares      Fidelity Puritan                                   626,817          676,448
   1,317 shares      T. Rowe Price Equity Income                         32,540           32,496
   8,787 shares      Fidelity Magellan                                  883,522        1,048,328
     786 shares      White Oak Growth Stock                              58,470           49,577
     251 shares      Franklin Biotechnology Discovery                    20,557           18,324
     378 shares      Northern Technology                                 14,964            7,192
     843 shares      Vanguard US Growth                                  32,497           23,319
   6,496 shares      Templeton Foreign                                   64,920           67,166
   4,500 shares      Tweedy, Browne Global Value                         92,889           89,902
                                                                     ----------       ----------
                         Total Mutual Funds                          $2,581,558       $2,775,683
                                                                     ----------       ----------

Money Market Fund:
  74,513 shares      Provident Fed Funds                             $   74,513       $   74,513
                                                                     ----------       ----------

Notes Receivable:
                     Participant loans, interest rates of
                       8.74 to 13.99%, Maturity of 1 to 5 years,
                       payable in semi-monthly payments withheld
                       from participants payroll                     $   56,486       $   56,486
                                                                     ----------       ----------

                     Total Assets Held for Investment                $2,967,207       $3,104,097
                                                                     ==========       ==========

*  Represents a party in interest.

See Notes to Financial Statements.



                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Ameriserv Financial Non-
Collectively Bargained 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 26, 2002       Ameriserv Financial Non-Collectively
                            Bargained 401(k) Plan

                            Ameriserv Trust and Financial
                            Services Company, as Trustee


                            By /s/ Nicholas E. Debias, Jr._____
                                   Nicholas E. Debias, Jr.,
                                   Vice President



                          Exhibit Index


                  Exhibit

1.     Consent of Barnes, Saly & Company, LLP